Filed by KLA-Tencor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Orbotech Ltd.
Commission File No.: 000-12790

KLA-TENCOR CORPORATION
JPMORGAN 46TH ANNUAL TECHNOLOGY, MEDIA AND COMMUNICATIONS CONFERENCE
TRANSCRIPT

Harlan Sur JPMorgan Securities LLC
All right. Good morning, and welcome to the second day of JPMorgan's 46th Annual Technology, Media and Communications Conference. My name is Harlan Sur. I'm the semiconductor and semiconductor capital equipment analyst for the firm. And very pleased to have Bren Higgins who is the Chief Financial Officer of KLA-Tencor here with us today.
But before we get started, I just wanted to point out that we did publish two reports on KLA last week. One discusses the market share trends from the recent Gartner cap equipment market share from 2017. And let me just throw a few of the statistics out there as it relates to KLA. Obviously, as most of you probably know, KLA is number one equipment supplier in the area of process control. They are four times larger than their second largest competitor in that space and in the core areas that they focus on, things like patterned wafer inspection, KLA has got 80% market share, seven times greater than their second largest competitor; bare wafer inspection, they've got 90% share, 10 times larger than their nearest competitor; and then in things like I think we'll talk about mask inspection, they've got 60% market share and three times larger than their number two competitor. So clear scale, clear market leadership. I think the trends are working in their favor. We'll talk a lot about that today, and I'm sure Bren will talk about that.
What I've asked Bren to do is start us off with some opening remarks, and then we'll go ahead and kick off the Q&A. And so with that, Bren, thank you for joining us this morning.

Bren D. Higgins KLA-Tencor Corp.
Thank you, Harlan. Thanks for having us here today. So before I begin, I just want to – just say that from a safe harbor perspective, all the comments that are forward-looking statements are subject to risk. You can see our SEC filings for a list of those risk factors.
It's interesting, it's never really been a better time to be a semiconductor equipment supplier. We're in the third year now in a row of what looks like double-digit growth in the industry. WFE levels this year, probably somewhere in the neighborhood of $53 billion plus or minus $1 billion. So, very healthy spending levels by our customers. 70% of that is memory. Memory investment this year has been very strong. DRAM investment from a shipment perspective for KLA is pretty balanced across the year in terms of half-on-half. A little stronger flash in the first half of the year versus second half, and we see foundry/logic shipments start to pick up in a pretty meaningful way, but of a relatively low base in the second half of the year.
So, DRAM, obviously, for the industry are very strong for the year. Flash up also probably in the 10% to 15% range over last year. And then foundry/logic down this year. And you would expect that given where the spending levels are and what we expect for next year, the next year will be a growth year for foundry/ logic. The order trends look pretty good in the second half of the year around those segments.

For the company, we guided 10% or better growth year-on-year, so in the neighborhood of $4.2 billion to $4.3 billion. So, very strong revenue levels for the company. Gross margins, between 63% and 64% upper end of that range. And operating margins in excess of 38.5%, consistent with our public model that we have out there for revenue levels between $3.9 billion and $4.2 billion. So, the business model humming along very strongly. The structural improvement that we've seen in gross margin looks to be pretty sustainable both in terms of product positioning, but also execution from the operations and service teams in the organization.
Harlan talked about market share. So we'll get in the detail. We've provided some context on that in the earnings call a few weeks ago. Certainly, there's some context around pattern inspection. One of our strong markets in the company, bare wafer inspection inflecting business. Probably talk about that a little bit later. inspection driven by EUV development efforts, and so that's been very good business for us as well.
So, market share is good. We announced the Orbotech transaction in the quarter. March 19, we announced that. We're excited about the opportunities that are there, allows KLA to serve a broader SAM. There's no product overlap. The customer – top 10 customer list is not – completely different top 10 customer lists for both companies. So, it's an opportunity to serve what looks like a $2 billion to $3 billion incremental SAM for the company, market-leading position, complex systems, service business. So, looks a lot like KLA businesses that we think we can deliver complementary capability over time, but also drive operational improvements and leverage in their business model and then additional cash flow stream that we can put to work the way we have historically have in terms of the dividend and cash returns.
So, during the quarter, I also talked about 70% to 75% through cycle cash flow return to shareholders is our target. Obviously with the structure of the transaction and the announcements we made around share repurchase, we will be doing a lot more than that over the next couple of years, but certainly that's our long-term plan.
So, very good environment. We're pretty pleased with where things are, and with that, I'm happy to take your questions.

Harlan Sur JPMorgan Securities LLC
Great. Thanks. Let me start off with the first few questions. So, obviously KLA has amongst its semi-cap equipment peers sort of best-in-class gross and operating margins. I think this quarter you're pushing close to that 65% gross margin level and 40% operating margin level. And you guys just update your financial targets. I think it was June of last year. And so, obviously, revenues are a function of the demand environment. You obviously don't have too much control about that, except for maybe product cycles. But what has led to the just pretty good expansion in gross and operating margins? Just even over the past few quarters, was it leveraged because of the revenue scale, is it the new products that are carrying higher margins? Help us understand why you're sitting here today on the cusp of sort of, mid-60s gross margins, 40% up margins.

Bren D. Higgins KLA-Tencor Corp.
Well, certainly, revenue scale is part of it. I mean, we look to drive in the company 60% to 70% incremental gross margins on revenue growth. We look for drop through of about 1.5 revenue growth rate in terms of drop through to operating margins.
Now, you have movement around those numbers depending on product development investment and so on. So, we run the company given that expectation and that's what we try to drive. Certainly, product position is a huge factor.
Our products are fairly differentiated relative to our competitors. We have a product introduction cadence that's far ahead of our competitors. So, we're always introducing new capability to the market. We have a pretty deep understanding about the returns, the tools give to our customers. We try to share that value with them. And so that – and that establishes, sort of, baseline pricing for platforms and products that continues in every generation that you introduce. And so, it's very important for us to hold to that and be disciplined about how we think about that.

Service has been a nice tailwind to the business. And that one good thing about consolidation – some -maybe more than one good thing, but certainly one good thing about consolidation is that we are able to leverage in certain regions the infrastructure in the service business. So, you've had - leveraging infrastructure, but also inflections around opportunities in our service business that are driven by what is an expansion of in demand that is now driving utilization rates of legacy tools at a higher level. So, we're seeing that. We're seeing more activity there, and then we're able to leverage the infrastructure that supports it all.
Our service business is 75% contract. So it's a unique service business relative to some of our peers, I think, just given the nature of the equipment and the tools. So, we do have a lot of – a high penetration rate in terms of – or attach rate of contracts to service, and so that's been good for the business.
Product introduction has been pretty good. New products coming out. And I think the experience, the engineering discipline, design stability, all those things has been pretty positive relative to historical experiences. These are not simple tools, and so sometimes you have issues when you introduce them on a comparative basis versus prior generations of tools. We've had a pretty good experience in terms of getting the tools ramped in manufacturing.
I oversee manufacturing operations in the company, so I live this on a daily basis. But getting the tools out, ramping them, getting them installed, and meeting customer commitments has been positive too. So lots of little things grinding it out over time. But I do – as I said earlier, I think that there are opportunities for us to continue to work this and I believe that these improvements in the operating model that we put forward a little over a year ago are sustainable. So, I feel pretty good about the trajectory overall.
Yes, this quarter looks like it's in that range potentially, as high as 65%. I don't think that's necessarily where we're going to be, but operating at these revenue levels between 63% to 64% is a place I feel pretty comfortable just given the mixed expectations of the business going forward.

Harlan Sur JPMorgan Securities LLC
Great. And then, let's talk about -give us a good overview of how you see the year, memory, NAND more first -half weighted, DRAM sort of spread first half, second half. I think you talked about foundry and logic getting stronger in the second half of the year. I think you've talked about full year shipments in the second half kind of up mid-single digits versus first half. Is that how you feel confidence level about around that?

Bren D. Higgins KLA-Tencor Corp.
Yeah. It looks like we continue to see sustainability what we're seeing in that forecast of mid-single-digit half-to-half growth in shipments as is how we see it.

Harlan Sur JPMorgan Securities LLC
So, one of the newer dynamics over the past few years has been the rise of the China domestic manufacturers. Both in foundry and logic and also kind of the newer entrants into the memory markets and we – you have been talking about this. We wrote a report last year that we estimate that for every new greenfield opportunity that comes up in China there's probably about 1 percentage point to 2 percentage points higher process control intensity goodness for KLA. And so two questions there, so how is the China business done for the team just overall in 2017 and here in 2018? Are you seeing the higher process control intensity which further augments potential growth in China and how do you think about China as we move into 2019?

Bren D. Higgins KLA-Tencor Corp.
It's exciting times over there. This year, a number of new big projects on the memory side, increments of foundry capacity along the way, and more foundry last year but this year certainly from a shipment perspective more memory weighted. You're right. I think given the nature of the immaturity of process and technology in China, there's an opportunity for us and maybe subscale fabs or smaller fabs for higher levels of intensity in that business in a sustainable way going forward. Today it's much higher than that just given the fact that they are ramping these fabs from basically from development into these pilot lines. And so monitoring processes is much more closely before they start to move more aggressively to add wafer starts, which will drive more of the process side of the world.
But – so the intensity is stronger, the market share position is also good. I think it's one of those situations where you tend to move, you want to get something going quickly. You mentioned market share position earlier the fact that we got – across the waterfront of process control, different solutions for our customer and abilities to connect the data and tie the tool performance together to get time the results up faster that we're doing very well from a market share perspective there as well.
So it's strong business for the company. Just from an order perspective and I'm using orders because the shipments move around a little bit because a lot of these greenfield facilities are brand new. So there's infrastructure and other things that go into the timing of delivery. But from an order perspective, we booked about in excess of $700 million of indigenous China business in calendar 2017, that number this year looks like its $600-ish million plus or minus that number was about $250 million in 2016, so quite a ramp.
And when we looked at it and we've talked about it publicly that over a multiyear four or five year period. We saw business levels of incremental $500 million to $700 million of business in China. And so, that's the experience we're seeing and it's been pretty encouraging so far.

Harlan Sur JPMorgan Securities LLC
Great. Let's talk about some of the new products that you guys have been talking about, that we wrote about recently but let's talk about the Orbotech acquisition. First question for you is what's been the feedback like from your customers and Orbotech's customers?

Bren D. Higgins KLA-Tencor Corp.
Well, the feedback from customers has been generally pretty positive, as I said earlier, there's no customer overlap. So, I think, on both sides we have the conversation with the customer. They're happy that we spoke to them about it. But they want to make sure that we continue to support them around whatever we're doing or what Orbotech is doing with them.
So, the feedback has been neutral to positive. The other general feedback, overall, is that given the changing complexity and increasing complexity of the road maps in those businesses that more tech is good. And certainly that from an inspection perspective, some of the capabilities that KLA has, we believe over time, is complementary and can augment some of what Orbotech is doing.
So, the feedback has been pretty positive, as I said earlier, I think it's an opportunity increasing complex road maps and opportunity for us to broaden the SAM to leverage some of our core competencies to drive operating leverage and then another cash flow pool for us to deploy in a productive way. So, I think it is a deal for us that we're excited about. We think the structure makes a lot of sense in terms of how we did it. I think that the view of our currency was pretty strong. Ultimately, though, we wanted the accretion that comes from a cash deal. So, we made a commitment to buy back the shares. And, so we're pretty pleased with the structure and the integration plan.
So, going forward, we haven't done a lot on that front. On the regulatory front, we've gotten approvals from the U.S., from Germany, from Austria. Israel, we got an exemption for applying to Israel, and then we've got the usual other jurisdictions Japan, Korea, Taiwan, and China ultimately to close. And I would expect China to be last. But we targeted the end of the year as a closed timeframe, and so nothing new on that front in terms of our expectations. I think everything is still consistent with what we said a month ago.

Harlan Sur JPMorgan Securities LLC
Great. As it relates to – you brought up a good point which is we cover Orbotech, and so one of the things that came – was very apparent to us when we picked up coverage on Orbotech was these guys look kind of very much like the

KLA of flat panel and PCB in a sense that I think people that don't know Orbotech and know that these guys are big in flat panel and printed circuit board actually think that all these guys make equipment for manufacturing flat panels and printed circuit board.
And it's a smaller part of the overall business. But the core part of Orbotech's business is much the same things that you guys do, which is process control, measurement, inspection, process improvement and so on. And so, yes, you're still in the midst of kind of getting this deal done, but are there areas where you feel like that the Orbotech team or the KLA team can sort of leverage the core competencies in the area of process control to kind of drive some maybe either topline synergies or maybe quicker time-to-market for tools on a go-forward basis?

Bren D. Higgins KLA-Tencor Corp.
I mean, we've been very impressed with what we've seen so far and you're right when you look at the tools they look similar. Now, one thing about what we do at KLA is very high-end capability and semiconductor industry with hundreds of millions of units enables the industry to afford that high-end capability.
Now, there are derivatives of technology and capability that KLA has that that would I think make sense and help augment some of their positions. It could take time for that to happen. Certainly, product – it's probably a few product cycles away and we've got to prove that we can actually design for the market requirements including costs. So, look, when we've considered a transaction like this to your point that looks familiar creates an opportunity for us to leverage what we do well. It is – you don't do a deal if you don't think that you can do those kinds of things. And so, we believe that in the long run I think that there are opportunities. We'll see how that plays out over time.
The operating opportunities are nice and certainly part of the value equation, but really you have to believe that you can drive better products and deliver better products to customers ultimately over time to pursue a transaction like this.

Harlan Sur JPMorgan Securities LLC
I think one of the things that was interesting to me because I think maybe some of us in this room also would tend to conclude that once you enter into a definitive agreement to acquire a company, you need to suspend all of your capital return programs. But based off of the last earnings call, you seem to outline a situation where that's actually not the case. Right? So, maybe you can walk us through because I think you, guys, have been in the market buying back your shares recently but maybe you can help us understand what are the windows of opportunity as you work through the Orbotech deal where the team can still be in a position to buy back shares?

Bren D. Higgins KLA-Tencor Corp.
Well, first, I'm not a lawyer so – but yeah. So, just I'll back up a second and talk. So, we announced the transaction. It was 60% cash, 40% stock. At the time, we also announced a $2 billion buyback, $1 billion commitment and then $1 billion contingent on closing of the deal, so effectively $2 billion that we would execute over the next 12 to 18 months or so.
So, yeah, in a transaction, I mean, in the pendency obviously there's a – you just have to suspend it when you're in a – from a handshake to an announcement. We are in a quiet period timeframe there. And then prior to the filing prior to the filing of the S-4, there is a window of opportunity where you can buy back some stock, and it's a formulaic approach based on previous activity over the previous three months and so on.
So, there's a little bit of activity that's happening this quarter, has been happening. But then once you actually get beyond the S-4 filing and the shareholder vote which we anticipate will be sometime in late July or August then you're not restricted at that point. Shareholders voted for the deal, so you're not restricted in moving forward with your plan.
So, we would expect that – when I talked in February about post-tax return, how we were thinking about shareholder returns and share repurchases. I talked about a construct that was basically somewhere around $200 million, $250 million a quarter, $1 billion over a 12-month timeframe. So, we're effectively executing that...

Harlan Sur JPMorgan Securities LLC
And that's ex-Orbotech, right?

Bren D. Higgins KLA-Tencor Corp.
That's ex the Orbotech thing. So, the point is is that when I thought about that, I thought about Orbotech, but I also thought about the fact that independent of Orbotech, what kind of commitments could we make, and I want to make sure it was consistent.
So, I would expect that we would – subject to market conditions that we would begin post shareholder buyback assuming we're out of a quiet period or post, I mean, shareholder vote, assuming we're out of the quiet period that we would begin to execute to the previous non-Orbotech POR.

Harlan Sur JPMorgan Securities LLC
Got it. Before I move on to discussions of some of the end market dynamics, do we have any questions in the audience? If you do, please wait for the microphone. Why don't we – let's talk about some of your end markets. So, in memory, 3D NAND, obviously, spending has been quite strong, and we've talked about it, you've talked about it that in general the 3D NAND with the very complex kind of deposition in that structure is actually well-suited for higher levels of process control intensity, especially around some of your metrology-based products, as well as your bare wafer inspection. I think we were assuming to the tune of – given a normalized 3D spending environment, an incremental kind of $100 million, $200 million of revenue opportunity – incremental revenue opportunity for KLA as 3D continues to kind of move up the stack.
Given – and I think a proof point that is, for example, 70% of the memory spend this year for WFE is memory – and I think that's how you think your business from a profile perspective is going to kind of end up that way as well. But help us understand, I mean, with the onset of 3D NAND, is the thesis playing out that it does have higher process control intensity, you are seeing more tool traction there? And if so, what areas and – that you guys are seeing some good momentum?

Bren D. Higgins KLA-Tencor Corp.
Yeah. We have seen a step-up in intensity for process control from planar to 3D structures and so – and that's been reflected in the numbers that we have – we've been delivering over the last couple of years or so since we started down this road.
And you're right, there's the unique challenges around metrology around the stack itself. And so, traditional metrology methods of using electron beam-based approaches, you tend to get top and bottom-type measurements, but you can't get sidewall angles and other things. And so, that has been an inflection for us. You also have the film stacks, and so film measurement of those stacks is also a metrology inflection.
On the bare wafer side, I mean the defect control in a 3D NAND process, in a lot of cases, has been used in a couple of ways. Number one, is that they will use more bare wafer inspection and run monitor wafers before they actually start to process it, which means they're running – they're buying more tools and keeping tools really, really clean. And so that's been positive for us.
And then, you also have the wafer flatness metrology whereas you're building the stacks, and there are new specifications in the market for wafer flatness to – anyway, just think that as you're building stack, it gets taller and taller, if the wafer is not really, really flat, you can have it tip or not aligned correctly. So that's been a positive for us there. So all those things collectively have contributed to the two points.
We've also had a pickup in the wafer segment, so the bare wafer segments, the wafer manufacturers. And this is in some ways derivative – of 3D NAND derivative memory where they're adding capacity to support the incremental wafer starts but also have to meet these new specifications for flatness and for cleanliness. So it doesn't show up in our memory percentages, but also exposed to memory being driven principally by memory.
Now, we do think there's some opportunities going forward for us to improve on it. We've talked a lot about new platforms of tools, one in inspection, one in metrology, to improve the intensity of process control principally because the current methods are destructive and take a long time to get there, whether cross sectioning wafers, with FIB tools, and then looking at samples in a lab, and obviously, that takes time. You're destroying product wafer, not a production solution.
So we have a new platform that – we've got product tools in the market that does metrology on the channels, the channel holes, as it drills down through the stack, also looking at the defect problem. And that's a challenge too because it's not the traditional problem that KLA or inspection has solved where you're finding smaller defects. It's not necessarily about the size of a defect but trying to locate it within the stack itself. And so it's a different problem. We've been working on that too. Again, we've got tools to engage with customers. We're working through whether we can solve the problem that solves sort of the broader market situation and then we can ramp and scale into a meaningful segment for us.
So we're working on that one. I think the metrology is moving faster than the inspection. None of these products are in the numbers that I've talked about earlier. We hope to see the kind of contribution from the products that you mentioned, $100 million to $200 million-type opportunity for us moving forward as we move into 2019. So a lot efforts here. A lot of investment. And we're encouraged hopefully that we'll see something in terms of new opportunity for us going forward.

Harlan Sur JPMorgan Securities LLC
Let's talk about the foundry/logic business because this is kind of the – also the diversity of the business as well, right? Because you just mentioned 3D NAND, memory in general as maybe more metrology kind of heavy, right? Whereas your foundry/logic business is definitely more heavy on things like patterned wafer inspection. And I think you talked about – this year, I would say overall for the industry, foundry and logic are sort of looking kind of flattish and part of it is in foundry. There's definitely been some re-use from 10 to 7. It was interesting in your opening commentary that you expect some of the second half pickup in shipments to come from it seems like foundry and logic. Can you help us understand what are the dynamics that are driving that in a year where it does feel like foundry and logic spending is flattish? But what are some of the inflections that you're seeing towards the back half of this year in that segment?

Bren D. Higgins KLA-Tencor Corp.
So you see incremental 7-nanometer capacity starting to ship in the second half of the year. There was a lot that was added in 2017 and spent even a digestion phase, they've been trying to migrate to 10-nanometer, to your point. And so we would expect that to pick up in the logic foundry space in the second half and continuing to next year. We still expect wafer starts across the total combined segment to probably increase 35%, 40% in 2018 versus 2017.
So, still some investment there. Very little beyond that in terms of what we – there could be some 5-nanometer investment we might start to see some orders on from a development perspective in the second half of the year, but those will be shipments in 2019.
We also have EUV activity that – the development activity that's impacting our reticle inspection business, as customers are doing development work on EUV, but also buying our optical pattern Gen 5 tool to do print check applications and what print check is, is basically printing the wafers to validate reticle fidelity. So, that's been a nice use case for the Gen 5 tool. And so we're seeing some pickup there related to the EUV work that's happening that's expected to get introduced at least at some limited number of layers and a couple of iterations of 7-nanometer into 2019 and beyond.
So, I think the other things that we're doing in the business around – there's a new platform in laser scattering. Multi-patterning has driven unique overlay requirements. We have two technologies to support the overlay business. We had a record year in overlay from an order perspective in 2017 and so we're now shipping those into 2018. So that's been a nice driver for that business as well.

Harlan Sur JPMorgan Securities LLC
I wanted to ask you just maybe taking a step back higher level. You talked about the shipment profile first half, second half. Your lead times typically tend to be a bit longer than some of the other semi-cap equipment peers. I mean you're talking about 5-nanometer foundry maybe towards the back half of this year when...

Bren D. Higgins KLA-Tencor Corp.
Orders.

Harlan Sur JPMorgan Securities LLC
...orders, right? When companies like in applied probably aren't going to see that for another six to nine months. But if we talk about order trajectory, order pattern first half, second half, how do you see that dynamic?

Bren D. Higgins KLA-Tencor Corp.
Well, orders are up, so it gives me a little more confidence in terms of how we look at shipments which translates into WFE, right?

Harlan Sur JPMorgan Securities LLC
Right.

Bren D. Higgins KLA-Tencor Corp.
Into 2019 and in my view that I think that, generally, foundry and logic ought to be up in 2019 versus 2018. I mean, 2018 is sort of historic low. So, we're operating at pretty low levels this year. And so, I would expect that to increase into next year.
So, yes, the lead time question it varies across customers. Some customers are really good about lead time, others just expect us to deliver. And so, every couple of weeks we're always moving slots around to make sure we can accommodate our different customer needs. China tends to give more lead time in general, a lot of that's tied to the facility opening brand new sites. And so, you have to be pretty aligned with them.
But generally, yes we do get more lead time and we're starting to see that. And that does give me some confidence given the order profile let's say at the December quarter, one in the second half of the year that the shipment profile in the first half will be stronger for the foundry logic segments.

Harlan Sur JPMorgan Securities LLC
In general, just given your visibility, you've got obviously very close partnerships with all of the major semiconductor suppliers around the world. And you combine that with better visibility, longer lead times, what's your sort of rough sense about how 2019 is going to shake out?

Bren D. Higgins KLA-Tencor Corp.

We're in May. I mean, right now and I told our employees this at the last meeting. Look I'm planning for things – I mean, I know there's some questions in the market, I talked about foundry, logic, my views, what happens in memory front. There are a number of projects in vertical NAND that are lining up in the first part of the year from a number of customers. So, I believe that there's sustainability and investments that are happening there.
DRAM, there are a lot of questions in the market over the long run given how much they're spending this year after a period of lighter investment. So, I am operating on the assumption that we're at these business levels that we're at now and telling the employees that there are no breaks coming. We have to continue to scale the company and be able to bring this $1 billion to $1.1 billion type business level and I think we're going to be there for a while. So, that's generally how I'm looking at it right now. I want to say I have a lot more visibility than that given where we are in 2018.

Harlan Sur JPMorgan Securities LLC
Okay. Do we have any questions from the audience? Let's talk about the financials. I talked about the sort of premium profitability profile. You, guys, put up a chart not that long ago, and I think this is partly what's responsible for example in a year where 70% of the spending mix is memory which has not been sort of your ideal mix. Right? But yet, the team is still growing its top line 10%. A big part of it has got to be the product cycles and the new tools that you rolled out. You've talked about the Gen5, wafer inspection platform, and the most recent generation of Gen4.
We'll talk about EUV radical inspection in a second here, but you've got a lot more programs – new programs teed up 2018, 2019 which will, hopefully, continue to drive the revenue growth. How do we think about – how do you think about – how do we think about the OpEx spend required to fund these R&D initiatives, and can the team still drive a track record of driving leverage on the OpEx as long as revenues are growing.
Bren D. Higgins KLA-Tencor Corp.
So, I mean, it's something that fundamental to how we run the company. I talk about our drop through expectations. We are driving a number of new programs. We have ramped OpEx as revenues ramp. But we also see a number of opportunities out there. So, the product pipeline is exciting. There are certainly things like EUV that don't happen very often and so there are a number of products you mentioned reticle inspection, you have new platforms supporting this fundamental technology change for the industry that's having an impact on cost. I talked about some of the opportunities in vertical NAND and the metrology products.
So, we're investing in these things. But ultimately, we have this expectation about drop through that we have to manage and that works both directions. And it's fundamental to how we budget in the company. So, I'm comfortable that the way we have provided this guidance and as people model the company. That's how they ought to assume our performance will move going forward.
Gross margins move around based on mix. I mean, I have products in the company that are very -above the company average, have products that are below. So, it always, on a quarter-to-quarter basis, can have some variability there. And that's usually what leads to any variability that you see in my performance or model performance over the course of a year.
But in terms of – from a broader perspective, kind of guidance I gave 63%, 64%, shooting for incremental to 60% to 70%. That's how we're going to run the business and try to drive one and a half the revenue growth rate to the to the bottom line.

Harlan Sur JPMorgan Securities LLC
Let's talk really quickly about the new reticle mask EUV reticle inspection platform. We wrote a report about that last week, you guys talked about it briefly on the last earnings call. But your reticle business doubled in 2017, I think a big part of that was EUV.

As we move to the 5-nanometer node, you guys are working on a new e-beam mass inspection tool. Can you give us an update on that? Maybe what are the key differentiators for the team? And when we're going to start to see this tool out in the market?

Bren D. Higgins KLA-Tencor Corp.
Yes. So, it's e-beam reticle and it's a platform to inspect the reticles and deleveraged the dye that database franchise where you're inspecting against design database for reticle qualification. One thing about reticles, you have to have 100% defect detection. So, it's a very high-end inspection application because otherwise you print those defects on every wafer.
So, supporting EUV – with EUV reticles, pre-pellicle, there are inspection steps where you need the resolution of an e-beam tool. And then post-pellicle, there are other challenges as well. So we have a tool that were – it's always been – it's frankly the founding business of the company, reticle inspection. There's a lot of history in legacy in this business and IPN in this business.
So, it's a new technology for reticle inspection, but we're working on it with the idea that we'd be putting the tool into the marketplace sometime probably towards the end of next year. Obviously, it'll be like anything else it'll take some time before it ramps up into what volume production, but it's critical to EUV deployment in a high-volume production environment. And it's a market we've always served and supported. So we're encouraged by the progress we're making and hope that by sometime in late 2019 we'll have a product in market.

Harlan Sur JPMorgan Securities LLC
Great. Thank you very much, Bren. Appreciate having you here today.

Bren D. Higgins KLA-Tencor Corp.
Thank you for having me. I appreciate it.
Additional Information and Where to Find It

This transcript is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech Ltd.. This transcript does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This transcript is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).